PRIMERO TO RELEASE SECOND QUARTER 2011 RESULTS ON AUGUST 10, 2011

Toronto, Ontario, July 6, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) will release second quarter financial results before the market opens on Wednesday, August 10, 2011.

A conference call will be held on Wednesday, August 10, 2011 at 11:00 a.m. (EST), to discuss these results. Participants may join the call by dialing North America toll free 1-866-946-0484 or 1-646-216-4773 for calls outside Canada and the U.S. and entering the participant passcode 9664030#.

A recorded playback of the call will be available until Friday, September 9, 2011 by dialing 1-866-551-4520 and entering the call back passcode 274055#.

A live and archived webcast of the conference will also be available at www.primeromining.com under the Calendar of Events page.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com